August 2, 2024

William G. Rice
Chief Executive Officer
Aptose Biosciences Inc.
Unit 120
12770 High Bluff Drive
San Diego, California 92130

       Re: Aptose Biosciences Inc.
           Registration Statement on Form S-1
           Filed August 2, 2024
           File No. 333-281201
Dear William G. Rice:

     We have conducted a limited review of your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. Please revise your cover page to disclose the date your best efforts offering will terminate.
       Refer to Item 501(b)(8)(iii) of Regulation S-K for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 August 2, 2024
Page 2

       Please contact Jimmy McNamara at 202-551-7349 or Joe McCann at 202-551-6262 with any questions.



                                                      Sincerely,

                                                      Division of Corporation
Finance
                                                      Office of Life Sciences
cc:   Dan Miller